FORM 11-K

                 Securities and Exchange Commission
                       Washington, D.C. 20549




(X)  Annual Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (Fee Required)

          For the fiscal year ended December 31, 1996

                               OR

( )  Transition Report Pursuant to Section 15(d) of the
     Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                to_____________



Commission File Number        33-54180

A. Full title of the Plan and address of the Plan; if different from that of the issuer named below:


         Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc.

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         Tops Appliance City, Inc.
                            45 Brunswick Avenue
                         Edison, New Jersey 08818

          Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc.

         Index to Financial Statements and Supplemental Schedules





Report of Independent Auditors . . . . . . . . . . . . . . . .F-1

Statements of Net Assets Available for Plan
Benefits - December 31, 1996 and December 31, 1995 . . . . . .F-2

Statements of Changes in Net Assets Available for
Plan Benefits - Years Ended December 31, 1996,
1995 and 1994. . . . . . . . . . . . . . . . . . . . . . . .  F-3

Notes to Financial Statements. . . . . . . . . . . . . . . . .F-4


Supplemental Schedules:

  Assets Held for Investment Purposes. . . . . . . . . . . . F-11

  Reportable Transactions. . . . . . . . . . . . . . . . . . F-12

  Consent of Independent Auditors. . . . . . . . . . . . . . F-13

  Signatures . . . . . . . . . . . . . . . . . . . . . . . . F-14

                      Report of Independent Auditors


To the Plan Administrator
Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

MetroPark, New Jersey                    /s/Ernst & Young LLP
June 18, 1997

        Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc.

         Statements of Net Assets Available for Plan Benefits


                                                     December 31
                                              1996           1995
Assets

Investments, at current value
  (Note 3):
  AIM Value Fund - Class A                     $4,057,060   $3,625,772
  Automated Government Money Trust Fund                      2,351,392
  Fidelity Advisors - Income & Growth Fund                   2,739,012
  PIMCO Advisors Total Return Income Fund                    2,852,206
  Scudder U.S. Treasury Money Fund              1,986,587
  Scudder Managed Retirement Trust -
    Balanced Fund                               2,959,854
  Scudder Income Fund                           2,728,096
  Tops Stock Fund                                  40,790       76,409
                                               ----------    ---------
Total investments                              11,772,387   11,644,791
Loans receivable from plan participants
   (Note 1)                                       544,752      658,888

Contributions receivable:
   Employer                                        28,617       15,528
   Employees                                       53,669       35,401
                                               ----------    ---------
Net assets available for plan benefits        $12,399,425  $12,354,608
                                              ===========  ===========


See accompanying notes.

          Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc.

                   Statements of Changes in Net Assets
                        Available for Plan Benefits

                                                        Year
ended December 31
                                                 1996            1995             1994
Net assets available for plan benefits,
   beginning of year                          $12,354,608     $10,830,298      $9,927,211

Investment income (loss) (Note 3)                 953,220       1,345,414        (357,511)
Contributions (Note 1):
   Employer                                       707,086         854,659         930,776
   Employees                                    1,271,869       1,752,173       1,834,805
                                               ----------      ----------      ----------
Total additions                                 2,932,175       3,952,246       2,408,070

Less distributions (Note 1)                     2,887,358       2,427,936       1,504,983
                                                ---------       ---------      ----------
Net increase                                       44,817       1,524,310         903,087
                                                ---------       ---------      ----------
Net assets available for plan
   benefits, end of year                       $12,399,425     $12,354,608    $10,830,298
                                                ==========      ==========     ==========



See accompanying notes.


           Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc.

1.  Description of the Plan

The following brief description of the Amended and Restated
Section 401(k) Salary Savings Plan and Trust of Tops Appliance
City, Inc. (the Plan) is provided for general information purposes only. More complete information concerning the Plan and its provisions can be found in the Plan document.

General

The Plan is a defined contribution plan covering all eligible employees of Tops Appliance City, Inc. (the Company) who are not subject to a collective bargaining agreement. Employees are eligible to participate when they have completed 1,000 hours of service and have reached age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of Plan Assets

The assets of the Plan are administered under a trust agreement between the Plan and a trustee designated by the Company.
Effective December 1, 1996, the Plan administrator was changed from ADP Benefit Services to the Scudder Trust Company.

Administrative expenses of the Plan may be paid from plan assets and charged to participants' accounts. However, during the years ended December 31, 1996, 1995 and 1994, all administrative expenses of the Plan were paid by the Company.

Contributions

Employee contributions are made in the form of a salary reduction by withholding an elected percentage from the employee's salary each pay period. Participants may elect to contribute up to fifteen percent of their gross annual compensation subject to the dollar deferral and non-discrimination limitations as prescribed by the Internal Revenue Code. Such deferrals were limited to $9,500, $9,240 and $9,240 for the years ended December 31, 1996, 1995 and 1994, respectively.

The Company contributed an amount equal to 2-1/2% of the total compensation of the eligible participants and may contribute a discretionary amount as determined by the Company. Effective January 29, 1997, the Plan was amended so that the Company contributes 25% of the participant's contribution up to 10% of that participant's total compensation. Such employer contributions are subject to the provisions and limitations prescribed by the Plan. For the year ended December 31, 1995 and the period from January 1, 1996 to November 30, 1996, all Company contributions were invested into three funds (33% in the PIMCO Advisors Total Return Income Fund, 34% in the Fidelity Advisors - Income & Growth Fund and 33% in the AIM Value Fund - Class A). Effective December 1, 1996, the PIMCO and Fidelity Advisors Funds were replaced by the Scudder Income Fund and the Scudder Managed Retirement Trust - Balanced Fund, respectively. Prior to 1995, all Company contributions were invested in the Safety Fund.

Participants' Accounts

Participants may elect to invest contributions in one or any combination of the following five funds: Scudder U.S. Treasury Money Fund, AIM Value Fund - Class A, Scudder Managed Retirement Trust - Balanced Fund, Scudder Income Fund and the Tops Stock Fund. Each participant's account is credited with the participant's and the Company's contributions (as defined).

Prior to 1996, the Company allocated the forfeitures of terminated participants' nonvested amounts to the remaining eligible participants based on the proportion of each eligible participant's compensation and length of service to the aggregate compensation and length of service of all participants during the fiscal year. Effective January 1, 1996, the Plan was amended so that forfeitures of terminated participants' nonvested amounts will first be utilized to reinstate accounts of formerly terminated participants' who have been reinstated, with any remainder used to offset future employer contributions.
At December 31, 1996, unallocated forfeitures included in net assets available for plan benefits were approximately $367,000.

Income, profits and administrative expenses (if any), attributable to the assets of the Plan are allocated among the participants' accounts in relation to total account balances.

Vesting

Participants are immediately vested in their salary reduction contributions plus actual earnings thereon. Vesting in the employer contributions plus earnings thereon is based on years of service as follows:

          Years of                         Rate of
       Credited Service                    Vesting

      Less than 3 years                       -
      3 years                                20%
      4 years                                40%
      5 years                                60%
      6 years                                80%
      7 years or more                       100%


Payment of Benefits

The distribution of plan benefits, as defined, is permitted upon the earlier of retirement, death, disability, separation of service with the Company or attainment of age 65. Withdrawal will also be available in certain hardship situations, as defined in the Plan document. Distribution of account balances may be made in either a lump-sum amount, life annuity contracts or in installments over the life expectancy of the participant. Distributions must commence at age 70 1/2 even if the participant does not retire.

Loans Receivable from Plan Participants

Loans receivable from plan participants consist of promissory notes bearing interest at rates ranging from 7% to 12% maturing through July 7, 2006. A participant of the Plan who needs temporary financial assistance may request a loan from the Plan up to one-half of the present value of the non-forfeitable accrued benefit of the participant to a maximum of $50,000, with the vested portion of a participant's account serving as collateral for the loan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of plan termination, the time and manner of distribution of vested benefits shall be subject to the discretion of the Plan Administrator. If the Plan is terminated by the Company, all employer contributions plus earnings become vested.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on trade dates on a first-in, first-out basis. Amounts reported on Form 5500 differ from the financial statements since the Plan's Form 5500 includes distributions payable of approximately $210,000 and $320,000 at December 31,1996 and 1995, respectively.

Investment Valuation

Investments are valued at current value based upon current market quotations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Investments

The following presents information regarding changes in net assets by investment alternative for the years ended December 31, 1996, 1995 and 1994. The information provided by the investment manager and recordkeeper does not indicate the amounts of dividends, interest, or realized or unrealized gains or losses that make up investment income.


                                                                            Automated
                                                                            Government
                                            Fixed       Stock      Tops     Money
                             Safety         Income      Equity     Stock    Trust
                             Fund           Fund        Fund       Fund     Fund
                          ----------     ----------   ---------   -------   ------------
Net assets available
  for plan benefits,
  1/1/94                  $6,268,034     $1,264,784   $1,368,886  $563,800    --
Investment Income
  (loss)                     238,392        (69,950)     (66,292) (459,661)
Contributions:
  Employer                   930,776
  Employees                  730,849        422,099      461,807   220,050
                          --------------------------------------------------
Total additions
  (deductions)             1,900,017        352,149      393,515  (239,611)
Less distributions        (1,014,819)      (213,885)    (206,524)  (69,755)
Transfers                    331,656       (274,395)     (69,044)   11,783
Loan activity - net           99,667        (75,046)    (105,318)
                          --------------------------------------------------
Net increase (decrease)    1,316,521       (211,177)      14,629  (297,583)
                          --------------------------------------------------------------
Net assets available
  for plan benefits
  12/31/94                 7,584,555     1,053,607     1,383,515   266,217
Investment income (loss)                                           (94,286)     236,554
Contributions:
  Employer
  Employees                                                         49,485      426,383
                          --------------------------------------------------------------
Total additions
  (deductions)                                                     (44,801)     662,937
Less distributions          (403,433)      (79,633)     (117,349)  (15,881)    (273,803)
Transfers - net           (7,181,122)     (973,974)   (1,266,166) (133,726)   1,984,340
Less activity - net                                                  5,345      (12,170)
                         ---------------------------------------------------------------
Net increase (decrease)   (7,584,555)   (1,053,607)   (1,383,515) (189,063)   2,261,304
                         ---------------------------------------------------------------
Net assets available for
  plan benefits, 12/31/95     ---           ---           ---       77,154    2,361,304
Investment income (loss)      ---           ---           ---      (46,160)      83,277
Contributions:
  Employer
  Employees                                                         32,721      291,393
                          --------------------------------------------------------------
Total additions (deductions)                                       (13,439)     374,670
Less distributions                                                 (26,067)    (770,424)
Transfers - net                                                      2,444   (1,957,898)
Loan activity - net                                                  2,036       (7,652)
                          --------------------------------------------------------------
Net increase (decrease)                                            (35,026)  (2,361,304)
Net assets available for
  plan benefits, 12/31/96  $  ---        $  ---       $  ---       $42,128    $     ---
                          =============================================================


                                          PIMCO                               Scudder
                             Fidelity     Advisors               Scudder      Managed
                             Advisors-    Total        AIM       U.S.         Retirement
                             Income       Return       Value     Treasury     Trust -
                             & Growth     Income       Fund      Money        Balanced
                             Fund         Fund         Class A   Fund         Fund
                             ----------   ---------    -------   --------     ----------

Net assets available
  for plan benefits,
  1/1/94                     $   --       $   --       $  --     $  ---       $   ---
Investment Income
  (loss)
Contributions:
  Employer
  Employees

Total additions
  (deductions)
Less distributions
Transfers
Loan activity - net

Net increase (decrease)

                         ---------------------------------------------------------------
Net assets available
  for plan benefits
  12/31/94                     --            --            --
Investment income (loss)     274,072       284,428       644,646     ---             ---
Contributions:
  Employer                   284,887       284,886       284,886
  Employees                  369,425       330,740       576,140
                            ------------------------------------------------------------
Total additions (deductions) 928,384       900,054     1,505,672
Less distributions          (496,931)     (455,118)     (506,660)
Transfers - net            2,348,808     2,507,135     2,714,705
Less activity - net          (29,019)      (88,539)      (71,229)
                             ------------------------------------
Net increase (decrease)    2,751,242     2,863,532     3,642,488     ---          ---
                            ------------------------------------------------------------
Net assets available for
  plan benefits, 12/31/95  2,751,242     2,863,532     3,642,488     ---          ---
Investment income (loss)     244,534       105,078       513,659     13,905     10,556
Contributions:
  Employer                   207,286       201,190       233,339                33,122
  Employees                  197,295       180,399       454,319     26,088     69,154
                          --------------------------------------------------------------
Total additions (deductions) 649,115       486,667     1,201,317     39,993    112,832
Less distributions          (549,002)     (580,441)     (803,451)                 (224)
Transfers - net           (2,856,527)   (2,762,804)       38,824  1,954,074  2,877,579
Loan activity - net            5,172        (6,954)        5,539
                          --------------------------------------------------------------
Net increase (decrease)   (2,751,242)   (2,863,532)      442,229  1,994,067   2,990,187
                          --------------------------------------------------------------
Net assets available for
  plan benefits, 12/31/96 $   --        $   --        $4,084,717 $1,994,067  $2,990,187
                          ===============================================================

                                   Scudder
                                   Income              Loans
                                   Fund                Receivable             Total
                                   --------            ----------             -----
Net assets available
  for plan benefits,
  1/1/94                           $  ---              $461,707               $9,927,211
Investment Income
  (loss)                                                                        (357,511)
Contributions:
  Employer                                                                       930,776
  Employees                                                                    1,834,805
                                                                              ----------
Total additions
  (deductions)                                                                 2,408,070
Less distributions                                                            (1,504,983)
Transfers                                                                         ---
Loan activity - net                                      80,697                   ---
                                   ------------------------------------------------------
Net increase (decrease)                                  80,697                  903,087
                                   ------------------------------------------------------

Net assets available
  for plan benefits  12/31/94          ---              542,404               10,830,298
Investment income (loss)                                                       1,345,414
Contributions:
  Employer                                                                       854,659
  Employees                                                                    1,752,173
                                     ----------------------------------------------------
Total additions (deductions)                                                   3,952,246
Less distributions                                      (79,128)              (2,427,936)
Transfers - net                                                                    ---
                                                       ----------------------------------
Less activity - net                                     195,612                    ---

Net increase (decrease)                                 116,484                1,524,310
                                     ---------------------------------------------------
Net assets available for
  plan benefits, 12/31/95                ---            658,888               12,354,608
Investment income (loss)               (13,166)          41,537                  953,220
Contributions:
  Employer                              32,149                                   707,086
  Employees                             20,500                                 1,271,869
                                     ---------------------------------------------------
Total additions (deductions)            39,483           41,537               2,932,175
Less distributions                        (217)        (157,532)             (2,887,358)
Transfers - net                      2,704,308                                    --
                                     ---------------------------------------------------
Loan activity - net                                       1,859                   --
                                     ---------------------------------------------------
Net increase (decrease)              2,743,574         (114,136)                 44,817

Net assets available for
  plan benefits, 12/31/96           $2,743,574         $544,752             $12,399,425
                                    ====================================================


The current value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                          1996             1995
AIM Value Fund - Class A                $4,057,060      $3,625,772
Automated Government Money
  Trust Fund                                             2,351,392
Fidelity Advisors - Income
  & Growth Fund                                          2,739,012
PIMCO Advisors Total Return
  Income Fund                                            2,852,206
Loans receivable from plan
  participants                                             658,888
Scudder U.S. Treasury Money Fund         1,986,587
Scudder Managed Retirement Trust -
  Balanced Fund                          2,959,854
Scudder Income Fund                      2,728,096


4.  Tax Status

The Plan has received a favorable determination letter from the IRS dated July 27, 1995 that the Plan as amended is qualified under Section 401(a) of the Internal Revenue Code (IRC) and its related trust is tax exempt under Section 501(a) of the IRC. The Plan is required to operate in accordance with the provisions of the IRC. The Plan Administrator is not aware of any series of events that would adversely affect the qualification of the Plan.

5.  Party-in-Interest Transactions

All expenses incurred in the operation and administration of the Plan were borne by the Plan sponsor, Tops Appliance City, Inc.

The Plan purchased 25,105, 17,684 and 22,325 shares of Tops Appliance City, Inc. common stock in the public market at an average price of $2.20, $4.88 and $9.08 per share during the years ended December 31, 1996, 1995 and 1994, respectively. The Plan sold 24,797, 33,794 and 4,200 shares of Tops Appliance City, Inc. common stock at an average price of $1.42, $4.43 and $8.03 per share during the years ended December 31, 1996, 1995 and 1994, respectively.

         Amended and Restated Section 401(k) Salary Savings Plan
                    and Trust of Tops Appliance City, Inc.

                     Assets Held for Investment Purposes

                              December 31, 1996


                                              Shares
                                              or Face                          Current
                                              Amount              Cost          Value
Mutual Funds
AIM Value Fund - Class A                      139,191         $4,146,736      $ 4,057,060
Scudder U.S. Treasury Money Fund            1,986,587          1,986,587        1,986,587
Scudder Managed Retirement Trust
   - Balanced Fund                            167,096          2,948,720        2,959,854
Scudder Income Fund                           207,460          2,801,195        2,728,096

Tops Stock Fund
Tops Stock (1)                                 30,723             51,673           40,247
Money Market                                      543                543              543
                                                                                   ------
                                                                                   40,790

Loans receivable from plan
participants                                                                      544,752
                                                                              -----------
                                                                              $12,317,139
                                                                              ===========


(1)  Tops Appliance City, Inc. is the Plan sponsor.


         Amended and Restated Section 401(K) Salary Savings Plan and Trust of Tops Appliance City, Inc.

                         Reportable Transactions

                       Year ended December 31, 1996


                                          Shares                                Net
                                          or          Purchase     Selling      Gain
Description of Assets                     Units         Price*      Price*     (Loss)
______________________________            _______     ________     ________    _______
Category (i)--Individual transactions
   in excess of 5% of Plan assets
Automated Government Money Trust         1,954,074    $1,954,074  $1,954,074
Fidelity Advisor -
  Income & Growth Fund                     171,688     2,682,803   2,875,767   $192,964
PIMCO Advisors Total Return
  Income Fund                              252,505     2,642,535   2,704,309     61,774
Scudder Income Fund                        200,171     2,704,309
Scudder Managed Retirement Trust -
   Balanced                                163,003     2,877,001
Scudder U.S. Treasury Money Fund         1,954,074     1,954,074

Category (iii)--Series of
   transactions in excess
   of 5% of Plan assets

AIM Value Fund - Class A                    53,912     1,501,885
AIM Value Fund - Class A                    50,396     1,397,628   1,724,651     327,023
Automated Government Money Trust Fund      776,950       776,950
Automated Government Money Trust Fund    3,126,010     3,126,010   3,126,010
Fidelity Advisor - Income & Growth Fund     67,322     1,036,124
Fidelity Advisor - Income & Growth Fund    239,752     3,929,862   4,084,588     154,726
PIMCO Advisors Total Return Income Fund    103,170     1,071,622
PIMCO Advisors Total Return Income Fund    367,410     3,892,562   3,861,298    (31,264)
Scudder Income Fund                        207,476     2,801,413
Scudder Income Fund                             16           218         218
Scudder Managed Retirement Trust -
   Balanced                                167,109     2,948,944
Scudder Managed Retirement Trust -
   Balanced                                     13           224         224
Scudder U.S. Treasury Money Fund         1,986,587     1,986,587


* Current value of asset on transaction date was equal to the purchase price/selling price.

There were no category (ii) or (iv) reportable transactions during 1996.

                      Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-54180) pertaining to the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. of our report dated June 18, 1997 with respect to the financial statements and supplemental schedules of the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. included in this Annual Report (Form 11-K) for the year ended December 31, 1996.



                                         /s/Ernst & Young LLP

MetroPark, New Jersey
June 23, 1997

                            Signatures

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                    Amended and Restated Section
                                    401(k) Salary Savings Plan
                                    and Trust of Tops Appliance
                                    City, Inc.

                                By: Tops Appliance City, Inc.,
                                    Administrator

Date: June 30, 1997                 /s/Thomas L. Zambelli
                                    _____________________________
                                    Thomas L. Zambelli
                                    Senior Vice President and
                                    Chief Financial Officer